
October 6, 2022

Joe Fisher
Chief Financial Officer
NAVIENT CORP
123 Justison Street
Wilmington, DE 19801

  Re: NAVIENT CORP
   Form 10-K for the Fiscal Year Ended December 31, 2021
   Filed February 25, 2022
   File No. 001-36228

Dear Joe Fisher:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance